Creating Value at Sensient Technologies Corporation (NYSE: SXT)

Presentation by:

FrontFour Capital Group LLC

March 25, 2014



Overview of FrontFour

FRONTFOUR CAPITAL GROUP LLC

- FrontFour Capital Group LLC (together with its affiliates, “FrontFour”) is a value, event-driven investment manager which seeks to make passive investments in partnership with strong management teams and defensible business models***
- FrontFour has been an agent of change in instances where management or corporate governance shortfalls impede the creation of shareholder value
- FrontFour owns approximately 1.5% of the outstanding shares of Sensient Technologies Corporation, (“Sensient” or the “Company”) with a current market value of approximately $40 million
- Stephen Loukas is a Partner and Portfolio Manager of FrontFour Capital Group and a nominee for election at the Annual Meeting
- **FrontFour is committed to maximizing value for all Sensient shareholders**

*** The other participants in FrontFour’s solicitation are: FrontFour Master Fund, Ltd., Event Driven Portfolio, a series of Underlying Funds Trust, FrontFour Capital Corp., FrontFour Opportunity Fund Ltd., Stephen Loukas, David A. Lorber, and Zachary George.

Overview of Sensient

FRONTFOUR CAPITAL GROUP LLC

Sensient is a leading global manufacturer and marketer of colors, flavors and fragrances with operations in over 70 locations and in more than 35 countries

- Sensient is comprised of two key segments: the Flavors & Fragrances Group ("F&F") and the Color Group
- Stable and defensive revenues with significant exposure to food and beverage end markets
- Key customers include major international manufacturers which represent some of the world's best-known brands
  - Key blue-chip customers include McDonald's, Starbucks, MAC Cosmetics, Estee Lauder
- Primary competitors include: Givaudan, Symrise, Firmenich, IFF, Takasago and Chris Hansen
- The Company's principal products include savory & sweet flavors, dehydrated flavors, fragrances, food and beverage colors/flavors, cosmetic colors and technical inks
- For the fiscal year ended 2013, the Company's revenues were $1.47 billion and EBITDA was $256 million
  - Color Group revenues and operating income were $494 million and $104 million, respectively, or 21% margins
  - F&F revenues and operating income were $881 million and $122 million, respectively, or ~14% margins
- Approximately 50% of the Company's revenues are derived from North America with the remainder from Europe, Asia-Pacific and Latin America



Change Is Necessary At Sensient

FRONTFOUR CAPITAL GROUP LLC

- **Weak Operating and Financial Performance**
  - Despite increased capital expenditures and SG&A spending, operating income margins have declined within the F&F segment, and free cash flow has declined over the past 4 years
  - Gross margins are approximately 1,000 basis points below its direct competitors

- **Poor Stock Price Performance Over 3 & 5-Year Period**
  - Over the last 3 and 5 years, Sensient's stock price has significantly underperformed compared to its self-defined peer group, the Russell 2000 Index, and the Standard & Poor's Midcap Specialty Chemicals Index

- **Poor Returns on Equity and Invested Capital**
  - Sensient's return on equity performance and return on invested capital have significantly lagged its direct competitors
  - Sensient has not earned its cost of capital in 6 out of the past 10 years

- **Poor Balance Sheet & Cost Management**
  - Balance sheet is run sub-optimally
  - Sensient has an inefficient cost structure

- **Culture of Disconnect Between Pay and Performance**
  - Management has repeatedly missed self-imposed financial goals but has not been held accountable
  - Until recently, Sensient's long-term incentive plan for executive officers was not based on any pay for performance metrics. The only requirement to full vesting was meeting the time elapsed requirement.
  - Sensient's senior executives continue to be paid in excess to its direct peer group



Change Is Necessary At Sensient (cont'd)

FRONTFOUR CAPITAL GROUP LLC

- **Internal Conflicts Are Rampant**
  - Paul Manning, son of former CEO, Kenneth Manning, appointed CEO in February 2014
  - Overlap of Board members between Sensient and Sealed Air Corporation

- **Long Tenure and Lack of Investment Risk at Stake**
  - Average tenure of 13 years
  - Only 1 new independent director added in past 8 years with questionable independence
  - Board and management own in the aggregate approximately 2% of the outstanding stock
  - Independent directors own **just 0.25%** of shares outstanding
  - Significant stock sales by management and directors show lack of confidence in future of Sensient
  - Former CEO and current CFO haven't purchased shares in the open market over past decade

- **Board is Reactive; NOT Proactive**
  - Board announces largest restructuring plan and share repurchase program in the past 10 years within one (1) month of FrontFour's nomination
  - Board announces appointment of lead independent director and changes to long term incentive plan within three (3) days of FrontFour's second open letter to shareholders

- **Our Nominees Are Better**
  - Our nominees have the right skill-set, knowledge and background to oversee a turnaround of Sensient

- **Sensient has rejected all attempts by FrontFour to have a constructive dialogue over the past 6 months**

Vote the GREEN proxy card today

Weak Financial Performance



Even with strong tailwinds supporting its businesses, growth has been lackluster and margins have deteriorated









Source: Bloomberg, Company Filings.



Source: Company Filings, Bloomberg.

Sensient underperforms its direct peer group across a variety of key metrics, including lower EBITDA margins by ~350 basis points





Source: Company Filings, Bloomberg.

Even when assuming 0% gross margin contribution from the Company's lowest margin dehydrated products business, adjusted gross margins are still ~350 basis points lower than its peers



Free Cash Flow / Revenues (%)

2013 Average Peer FCF Margin ~12%

3.36%

2004 2005 2006 2007 2008 2009 2010 2011 2012 2013

●IFF   ■Givaudan   ▲Symrise   ✕Sensient

Source: Company Filings, Bloomberg.

Free cash flow margins have deteriorated significantly since 2009 as the Company's capex spend has ballooned

Poor Stock Performance

3-Year Annualized Stock Performance Vs. Company-Defined Peer Group

FrontFour Capital Group LLC

<u>FrontFour Capital operates with a long-term investment horizon</u> and has taken into account Sensient's consistently poor, long-term stock performance



80%
70%
60%
50%
40%
30%
20%
10%
0%
Sensient Peer 3-Year Annualized Return Median ~23%
12.25%
Nu Skin
Cambrex
Aceto
Polyone
HB Fuller
Revlon
Penford
Church & Dwight
FMC Corp
Minerals Technologies
Stepan
A Schulman
IFF
Mccormick
Olin
Russell 2000 Index
S&P 400 Midcap Index
Elizabeth Arden
Sigma-Aldrich
Cabot
SXT
Albemarle

Source: Bloomberg, Company Filings.

Sensient's 3-year stock performance underperformed 95% of its self-defined peer group

5-Year Annualized Stock Performance

FRONTFOUR CAPITAL GROUP LLC

It is clear that Sensient is not "executing a clear strategy to create sustainable long-term shareholder value" as stated in Sensient's March 17th letter to shareholders



80%
70%
60%
50%
40%
30%
20%
10%
0%
Sensient Peer 5-Year Annualized Return Median ~25%
18.22%
Nu Skin
Polyone
Cambrex
Cabot
Revlon
FMC Corp
HB Fuller
IFF
Albemarle
Stepan
Minerals Technologies
Aceto
Elizabeth Arden
S&P 400 Midcap Index
Church & Dwight
Russell 2000 Index
Mccormick
A Schulman
Sigma-Aldrich
SXT
Olin
Penford

Source: Bloomberg, Company Filings.

Sensient underperformed 90% of its self-defined peer group on an even longer term horizon

12

A Culture of Poor Returns



Return on Capital Metrics Are Poor

FrontFour Capital Group LLC

Underperforming metrics are concerning because intrinsic share value will not improve if the Company cannot earn its cost of capital

Return on Equity (ROE) Performance	2009	2010	2011	2012	2013
Sensient ROE	10.0%	11.3%	11.9%	11.2%	9.5%
IFF ROE	29.1%	29.8%	25.4%	21.6%	26.0%
Symrise ROE	14.0%	12.6%	17.4%	17.2%	18.1%
Givaudan ROE	8.1%	10.9%	7.3%	12.1%	14.7%
Average	17.1%	17.8%	16.7%	17.0%	19.6%
Sensient Performance Vs. Average	**-7.1%**	**-6.4%**	**-4.8%**	**-5.7%**	**-10.1%**

Return on Invested Capital (ROIC) Performance	2009	2010	2011	2012	2013
Sensient ROIC	8.1%	9.4%	10.2%	9.6%	8.1%
IFF ROIC	15.9%	19.4%	20.4%	19.4%	18.8%
Symrise ROIC	9.8%	10.0%	13.2%	12.3%	12.6%
Givaudan ROIC	6.0%	7.3%	6.1%	9.8%	12.5%
Average	10.6%	12.2%	13.2%	13.9%	14.6%
Sensient Performance Vs. Average	**-2.5%**	**-2.8%**	**-3.1%**	**-4.2%**	**-6.5%**

Source: Bloomberg.

The Board has failed to execute on the fundamental principle of generating competitive returns on investor capital



- Company has not provided guidance on expected returns and when combined with historical precedent, we assume that this trend will continue
    - With a significant capex budget which is at the high end of the peer group, this does not bode well for future shareholder value



Source: Company Filings, Bloomberg.

Sensient is unable to successfully target and execute on positive IRR projects and, as a result, has destroyed significant value over the years



- Sensient has admitted fault in its poor return on its capital metrics, yet no improvements have been made and the trend has only worsened
- Investors continue to be left in the dark around the elevated capex spend



Source: Company Filings, Bloomberg.

Capital expenditures have more than doubled over the last decade, while free cash flow and return on capital are significantly worse off

Poor Balance Sheet & Cost Management



Balance Sheet is Sub-Optimally Managed

FRONTFOUR CAPITAL GROUP LLC

- **Significant cash is trapped in working capital** as shown by Sensient's inventory turnover of 2.3x versus the peer average of 3.0x
  - – We believe upwards of $150 million of cash is tied up in excessive inventory



Inventory Turnover Ratio
3.5x
3.0x
2.5x
2.0x
1.5x
1.0x
0.5x
0.0x
3.20x
3.00x
2.80x
2.30x
Symrise
Givaudan
IFF
SXT

- Given the discount to intrinsic value we believe best use of cash is to return excess capital through a more sizable buyback strategy
  - – The business could operate at 2.5x leverage (undertaking a buyback of up to $350 million) and still maintain an investment grade rating
  - – Over the past 10 years, **average leverage was 2.4x**

The Company's balance sheet is under levered given the stability of its end markets

FRONTFOUR CAPITAL GROUP LLC

Sensient has had a chronically inflated and inefficient cost structure

- Sensient has engaged in restructuring initiatives and spent significant shareholder dollars on capex over the past ten years which has not resulted in meaningful improvement in returns on capital or margins

- Sensient's operating structure has significant inefficiencies and has perpetuated duplicative plant level and business functions
  - Sensient has more production facilities than peers 2x to 4x its size

- Sensient's bloated and unfocused cost structure are reflected in its uncompetitive margin profile

($ in USD millions)	2013 Revenues	Production Facilties	2013 Revenues/ Facility	Employees	2013 Revenues/ Employee
Sensient	**$1,467.6**	**48**	**$30.6**	**4,130**	**$0.355**
IFF	$2,952.9	33	$89.5	6,000	$0.492
Symrise	$2,543.7	37	$68.7	5,959	$0.427
Givaudan	$5,024.4	33	$152.3	9,331	$0.538
Average	**$3,507.0**	**34**	**$103.5**	**7,097**	**$0.486**

Source: Company Filings.

The Company has significantly more production facilities than its peer group, yet both its sales per facility & sales per employee massively underperform





Source: Company Filings, Bloomberg.

Lack of execution and discipline have resulted in declining margins across both segments over the long-term

Culture Of Disconnect Between Pay And Performance

FRONTFOUR
CAPITAL GROUP LLC

MANAGEMENT'S MISSED COMPENSATION TARGETS (2009-2013)

Metric	2013 Result	2012 Result	2011 Result	2010 Result	2009 Result
Consolidated EPS	Passed	Passed	Passed	Passed	Passed
Revenues	N/A	Failed	N/A	N/A	N/A
Cash Flow	Passed	Failed	Failed	Passed	Passed
Return on Invested Capital	Failed	Failed	Passed	Passed	Failed
Gross Profit as a % of Revenue	Passed	Passed	Passed	Failed	Passed
SG&A as a % of Revenue	N/A	N/A	Failed	Failed	Failed
% Score	75%	40%	60%	60%	60%

Source: Bloomberg, Company Filings.
Note: For fiscal year 2013 the Company dropped the revenue compensation target and for 2014 it dropped the return on invested capital compensation target.

- Management has earned a failing grade across <u>numerous, constantly changing and lackluster performance targets</u>
- However, <u>executive pay has been highest amongst its direct peers</u>

A History of Overpromising and Under Delivering

Sensient's Statement on F&F Margins:
Richard F. Hobbs: ***"So we are nicely up into that 16% range. Certainly, as we look ahead to next year, we see ourselves operating there or above that range."***
Bloomberg Q4 2009 Earnings Call Transcript



Reality:
The 16% F&F margin in 2009 was the highest level over the past 10 years. Since then, F&F margins have gotten progressively worse to 13.9% for 2013.

Richard F. Hobbs: ***"We think that the Flavor group is positioned well certainly to surpass the 15.1% that we had in 2010. And we would expect to be pushing more towards in the area of 16% certainly in the higher 15%s."***
Bloomberg Q1 2011 Earnings Call Transcript



Reality:
The Company's F&F margins have not surpassed 15.1% and instead have gotten worse every year since 2011 to 14.1% in 2012 and 13.9% in 2013.

Paul Manning: ***"Yeah. And I would say briefly, Ed, certainly there is substantial upside in the gross margin and operating margins in Flavors to the tune of several hundred basis points. We see a lot of opportunity to up-sell this portfolio. We have some very novel and very good technology that we've developed very recently, plus opportunities to really realize some important synergies with some previously developed technologies. So, this up-selling of the Flavors Group is certainly underway, and as we progress in the year, you're going to see some very nice improvements in the gross margin and the operating margin percentages."***
Bloomberg Q1 2013 Earnings Call Transcript



Reality:
The Company's F&F margins were worse in 2013 versus 2012. They were also worse for 3 out of the 4 quarters in 2013 versus 2012, on a year over year basis.



Sensient's Statement on Return on Equity (ROE):

Analyst: *"Looking at the return on equity back in the early 2000s, you were 15, 16%, 14%. Do you think you'll get back to those sort of...?*

Kenneth Manning: *"That's where were heading. That's where were heading."*

Bloomberg Q4 2008 Earnings Call Transcript



Reality:
Between 2008 and 2013, the Company's ROE peaked at 11.9%.

Sensient's Statement on Return on Invested Capital (ROIC):

Analyst: *"Yes, so I – my question was, is there now a more – an internal goal to get to a certain level of returns on capital?"*

Richard Hobbs: *"Oh, we look at it closely, Mike. And certainly we talk about the 10% a lot in the meetings that we have and in planning with the company. So yes, we're very much focused on that ratio."*

Bloomberg Q1 2011 Earnings Call Transcript



Reality:
Since 2011, the Company's ROIC has gotten progressively worse to 9.6% in 2012 and 8.1% in 2013. The Company has also failed to earn its cost of capital in 6 out of the past 10 years.



($USD in millions)

Executive Officer	Compensation Target Grade	Base Salary	Incentive Compensation [1]	Multiple of Base Salary
Kenneth Manning				
2013	75.0%	$1.067	$5.065	4.7x
2012	40.0%	$1.035	$4.604	4.4x
2011	60.0%	$0.996	$4.918	4.9x
2010	60.0%	$0.957	$4.757	5.0x
2009	60.0%	$0.914	$3.321	3.6x
Paul Manning				
2013	75.0%	$0.458	$2.585	5.6x
2012	40.0%	$0.363	$1.290	3.6x
2011	60.0%	$0.312	$1.051	3.4x
2010	60.0%	NA	NA	NA
2009	60.0%	NA	NA	NA
Richard Hobbs				
2013	75.0%	$0.538	$2.146	4.0x
2012	40.0%	$0.522	$1.966	3.8x
2011	60.0%	$0.502	$2.087	4.2x
2010	60.0%	$0.478	$1.938	4.1x
2009	60.0%	$0.458	$1.335	2.9x
John Hammond				
2013	75.0%	$0.384	$1.596	4.2x
2012	40.0%	$0.373	$1.455	3.9x
2011	60.0%	$0.358	$1.541	4.3x
2010	60.0%	$0.341	$1.333	3.9x
2009	60.0%	$0.325	$0.900	2.8x
Stephen Rolfs				
2013	75.0%	$0.366	$1.311	3.6x
2012	40.0%	$0.352	$1.147	3.3x
2011	60.0%	$0.335	$1.045	3.1x
2010	60.0%	$0.275	$0.809	2.9x
2009	60.0%	NA	NA	NA

Source: Company Filings.

(1) Incentive compensation includes stock awards and non-equity plan incentive compensation per proxy.

Even with failed scores in 4 out of the past 5 years, Sensient continues to pay its key executives significant and increasing multiples of base salary



Sensient Pays Executives Significantly Above Peers

Compensation practices raise serious questions regarding Director independence



$3,500,000
$3,000,000
$2,500,000
$2,000,000
$1,500,000
$1,000,000
$500,000
$0
Avg. Executive Total Comp ($ in USD)
0.50%
0.40%
0.30%
0.20%
0.10%
0.00%
Avg. Executive Total Comp / Revenues (%)
IFF
Givaudan
Symrise
Sensient
Avg. Executive Total Comp (1)(2)
Avg. Exec Total Comp / Revenues

Source: Company Filings.

(1) Key executives defined as those individuals listed in compensation tables per public filings. Certain differences may exist due to different reporting requirements betw een GAAP and IFRS.

(2) Total compensation includes all listed items w ithin compensation disclosures over past 7 years.

<u>Sensient's executive pay is the highest amongst its peer group</u>

FRONTFOUR
CAPITAL GROUP LLC

"…**The CEO received above-target bonus payouts** and a significant restricted stock grant at the same level as 2011, **despite lagging 1- and 3-year TSR performance,** resulting in a misalignment between pay and performance…"

"…**Equity awards**, which are concentrated among the named executive officers, **have been a vehicle for this pay-for-performance disconnect**…"

ISS 2013 report

"…**As such, the despite falling short of three out of five performance goals, the CEO received a payout at approximately 150 percent of target.** Repeated above-target payouts during a period of flat TSR and failure to meet secondary targets suggest that the goals are not sufficiently robust. **We also note that for 2013, the company is removing the revenue goal, which fell furthest short of target in 2012**…"

ISS 2013 report

In 2013, leading proxy advisory firm ISS recommended investors vote AGAINST a ratification of executive officers' compensation and changes to Sensient's stock plan

FRONTFOUR
CAPITAL GROUP LLC

With regard to Sensient's pay-for-performance: "…**executive compensation received a D grade** in our propriety pay-for-performance model…"

"…**The CEO was paid moderately more than the median CEO compensation of these peer companies**. Overall, the Company paid moderately more than its peers, **but performed moderately worse than its peers**…"

Furthermore, we note that the Company received pay-for-performance grades of "D" in both our 2011 and 2010 Proxy Papers…"

"…**Overall, shareholders should be concerned with the Company's compensation program** and policies…"

Glass Lewis 2013 report

- In 2013 and 2012, Glass Lewis recommended investors WITHHOLD on the election of certain Sensient directors and criticized certain pay practices
- Since 2010, Glass Lewis has given Sensient's compensation practices a grade of D

Internal Conflicts Are Rampant

Internal Conflicts Are Rampant

FRONTFOUR CAPITAL GROUP LLC

Paul Manning, son of former CEO Kenneth Manning, became CEO effective February 2014

- We believe that the Company never ran an unbiased search process for a new CEO, as Ken had for years hand-chosen Paul to succeed him
  - We note that there has been a revolving door around the COO position
- The Color Group's success has largely been attributed to Paul Manning, however we believe that other factors were largely responsible such as strong tailwinds from stricter food regulations, increasing consumer demand for natural colors and an improving economy post the credit crisis
- Investors and sell-side analysts have been less than impressed with new CEO hire

John Manning, Kenneth Manning's other son, was named Vice President and Assistant General Counsel at the Company in January 2013

- John has no previous corporate law experience as his previous roles were as a criminal prosecutor and litigation associate

Ken Manning Jr. (Kenneth Manning's third son) provided Sensient with IT services through his firm Radiant Interactive

- Services were provided in 2002 and 2003 for fees of $337k and $726k, respectively

Sensient's board has long had a number of overlapping and interlocking relationships with the board of Sealed Air Corporation

Sensient's Overlapping History with Sealed Air Is Concerning

FRONTFOUR CAPITAL GROUP LLC

Interlocking director relationships

- In 2002, Kenneth Manning joined the board of Sealed Air where he served alongside current Sensient directors William Hickey and Hank Brown
  - Hickey was CEO and Chairman of Sealed Air up until 2013
  - Hank Brown still serves as a director of Sealed Air
  - Manning and Hickey have a common link from their days together at W.R. Grace in the 1970's

The three directors were part of a Sealed Air board which approved a highly questionable acquisition

- In June 2011, the Sealed Air board approved a deal to purchase a commercial cleaning and sanitation company called JohnsonDiversey, Inc. for $4.3 billion; deal was structured to circumvent a shareholder vote
  - The transaction was poorly received by shareholders, including the largest shareholder

Sealed Air shareholders lost significant value as a result

- The stock traded down 7.2% on announcement and approximately 40% over the next few months
- In August 2012, Hickey announced his "retirement" as CEO of Sealed Air
  - Sealed Air stock climbed 11% on the day of his announcement
- In November 2012, Sealed Air was forced to take a $1.2 billion write-down stemming from the transaction

Given their previous track record, we believe Hickey's role as Chairman of the Finance Committee alongside Brown, puts shareholder capital at inordinate risk

Current Board: Long Tenure & Lack of Investment Risk



The Board of Directors Is Stale And Lacks Relevant Skills

FrontFour Capital Group LLC

- Average tenure of the current Board member is 13 years
  - Excluding new CEO, Paul Manning, the average tenure is a staggering 14 years
- Most directors do not possess a technical food sciences or a financial background
- Only 1 independent director added to Board in past 8 years (Edward H. Cichurski), whose independence is questionable given that he served as a consultant to the Company from 2007 until his nomination in 2013

Board Member	Age	Tenure	Start	Experience
Kenneth P. Manning	72	25	1989	Mr. Manning joined Sensient as a Group Vice President in 1987 and become Chairman of Board since 1997 and CEO in 1996. Mr. Manning is also a director of Sealed Air Corporation (since 2002). Before joining Sensient, Mr. Manning served as assistant to the Chairman and CEO of W.R. Grace.
Hank Brown	73	10	2004	Mr. Brown is President Emeritus of the University of Colorado and Senior Counsel with the law firm of Brownstein, Hyatt, Farber and Scheck P.C. **No technical food sciences or financial background.**
Edward H. Cichurski	72	1	2013	Mr. Cichurski spent 35 years practicing as a CPA for clients throughout the world with PWC. **No technical food sciences background.**
Dr. Fergus M. Clydesdale	77	16	1998	Dr. Clydesdale has had a distinguished career as a university professor and administrator, scientific researcher and advisor to public and private agencies. **No financial background.**
James A.D. Croft	76	17	1997	Mr. Croft has served as an executive officer, director and leader of business development at various multi-national businesses. **No technical food sciences or financial background.**
William V. Hickey	69	17	1997	Mr. Hickey served as CEO of Sealed Air from 2000 to 2013. He was previously employed by Arthur Young, where he worked as a CPA, and also served as Chief Financial Officer of W.R. Grace.
Paul Manning	39	2	2012	Mr. Paul Manning joined the Company in 2009 as General Manager, Food Colors North America, and became President of the Color Group in 2010. He became President and Chief Operating officer of the Company in October 2012.
Dr. Elaine R. Wedral	69	8	2006	Dr. Wedral has served as President of the International Life Sciences Institute-North America. **No technical food sciences or financial background.**
Essie Whitelaw	66	21	1993	Ms. Whitelaw served as Senior Vice President of Operations of Wisconsin Physician Services, a provider of health insurance and benefit plan administration, from 2001 until her retirement in 2010. **No technical food sciences or financial background.**
Avg.	**68**	**13**		
Avg. ex Paul Manning	**72**	**14**		



Are the interests of the current Board truly aligned with all shareholders?

% of Outstanding Shares



Director	Shares Held Outright[1][2]
Kenneth Manning	272,630
Hank Brown	19,089
Edward H. Cichurski	2,084
Dr. Fergus M. Clydesdale	17,353
James A.D. Croft	26,011
William V. Hickey	33,817
Paul Manning	81,885
Dr. Elaine R. Wedral	11,124
Essie Whitelaw	17.898
Total	**481,891**

Source: Bloomberg, Company Filings.

1. The shares owned outright refers to shares owned directly by the directors as of the latest Company filings and excludes shares issuable to the directors upon the exercise of stock options, deferred stock and/or other stock awards.
2. Based on our review of the Company's public filings, we believe management and members of the Board directly own, in the aggregate, approximately 2.0% of the outstanding stock of the Company, with the Board directly owning just 0.25% of Sensient's outstanding common stock (excluding the ownership of former CEO and current Chairman of the Board, Kenneth Manning).
3. Excludes 52,000 shares which are subject to call options.

Director Are Compensated Lavishly

FrontFour Capital Group LLC

Directors' deferred compensation plan offers an egregious, guaranteed return

- The deferred compensation plan allows directors to defer fees into investment accounts which guarantee a rate of return of 8% through term of directorship
  - Rate of return is nearly 3x that of U.S 10-year Treasury Note

Board pension plan - fees continue to be paid after departure from Board

- Directors continue to receive their annual retainers after departure from the Board as long as they promise to make themselves available to the Chairman of the Board for consultation purposes

Directors' continued engagement with the Chairman after directorship points towards a severe lack of independent decision making at the Board level



Stock and option sales by Management and the Board are concerning



- **<u>Former CEO, Kenneth Manning, and current CFO, Richard Hobbs, have monetized ~$70 million of stock and options over the past decade</u>**
- **Alarmingly, Manning nor Hobbs have purchased any shares in the open market over this same time period**

Board Is Reactive, NOT Proactive

FRONTFOUR
CAPITAL GROUP LLC

New CEO, Paul Manning, states: "**Well, specific to restructuring, we don't have any plans specially for 2014 at this time**, but really like any good company, we're always looking to make improvements and I think **we have a lot of improvements to be made in return on invested capital**…"

"**There is still a lot of improvements that we could make internally from a cost standpoint**, whether its consolidations or looking at head count in certain areas…"

"**So I would tell you that anything is on the table, but again no definitive plans**, as I'm sitting here right now."

Bloomberg Q4 2013 Earnings Call Transcript

Previous to FrontFour's involvement, Sensient acknowledges its poor performance but did very little to address the concerns



Recent Pressure From FrontFour Has Led To Reactionary Changes

FRONTFOUR CAPITAL GROUP LLC

Strategic Initiatives	Sensient's Actions Post-FrontFour Involvement
Cost Structure	**Restructuring initiatives to achieve $20-$25 million annual cost savings** ▪ We have significant concerns in management's ability to execute and the board's ability to effectively oversee Company's largest restructuring effort in a decade ▪ ***This plan does not go far enough as we believe Sensient could achieve at least $75 million in annual cost savings***
Capital Allocation	**Plans to repurchase up to 4% of Company's outstanding stock** ▪ We believe the repurchase program can be increased significantly without threatening the Company's investment grade rating ▪ ***This is significantly below the 2.5x leverage level we believe the Company can operate with***
Corporate Governance	**Announcement of an independent lead director** ▪ Dr. Elaine R. Wedral does not possess financial nor an operational background ▪ Has been on the Board for the past 8 years ▪ ***This move does little to address the key issues at hand of a lack of credibility and independence on the Board***
Executive Comp	**Equity awards under long term incentive plan to be 100% performance based** ▪ The Company's executive compensation has been flagged previously by leading proxy advisory firms dating back to 2010 ▪ ***Although announced changes to equity plan are a step in the right direction, this move does little to address excessive employee compensation for poor operating performance***









We believe shareholder capital will continue to be destroyed and that the stock will continue to underperform peers without a change of leadership and direction



Board Of Directors Needs To Change

FrontFour Capital Group LLC

Incumbent Nominee	Reasons for Change
James A.D. Croft (Age: 76)	• Director since 1997 **(17 year tenure)** • Chairman of Compensation Committee - should be held accountable for disconnect between pay and performance • Recently sold ~$173,000 worth of stock in February 2014 – shows lack of confidence in future growth of Sensient • No technical food or science background
William V. Hickey (Age: 69)	• Director since 1997 **(17 year tenure)** • Chairman of Finance Committee – should be held accountable for Sensient's weak financial performance • Interlocking relationship with Kenneth Manning and Hank Brown at Sealed Air (served as CEO until he announced his retirement in 2012) • At Sealed Air, oversaw disastrous acquisition of Johnson Diversey, resulting in a $1.2 billion write down • Glass Lewis recommended "WITHHOLD" votes against Hickey in 2012 for interlocking relationship and Sensient's failure to appoint an independent Chairman or Lead Independent Director when Hickey served as Chairman of Nominating and Corporate Governance Committee
Kenneth P. Manning (Age: 72)	• Director since 1989 **(25 year tenure)** • Former President and CEO and current Chairman – should be held accountable for Sensient's weak financial performance • Interlocking relationship with William Hickey and Hank Brown at Sealed Air (serves as director) • At Sealed Air, approved disastrous acquisition of Johnson Diversey, resulting in a $1.2 billion write down • Sold with Hobbs over $70 million worth of Sensient stock in past 10 years – shows lack of confidence in future growth of Sensient
Essie Whitelaw (Age: 66)	• Director since 1993 **(21 year tenure)** • Chairman of Nominating and Corporate Governance Committee – should be held accountable for lack of truly independent additions to the Board • Glass Lewis recommended "WITHHOLD" votes against Whitelaw in 2013 for Sensient's failure to appoint an independent Chairman or Lead Independent Director • No technical food or science background

Our Nominees Are Better



Our Nominees: Have the Relevant Skills To Maximize Shareholder Value

FRONTFOUR CAPITAL GROUP LLC

James Henderson (Age: 56)	• Substantial Executive and Financial Experience, Particularly in Restructuring • Significant Public Company Board Experience • Operator and Investor Perspective
James Hyman (Age: 54)	• Direct Industry and International Experience • Value Creation • Public Company Board Experience
Stephen Loukas (Age: 36)	• Strong Financial and Investment Experience • Shareholder Accountability • Broad-base Knowledge of Specialty Chemical Industry
William Redmond (Age: 54)	• Extensive Executive and Public Company Board Experience • Credibility with Market with Direct Industry Experience • Significant M&A Restructuring and Strategic Experience

James Henderson

FrontFour Capital Group LLC

- **Significant CEO experience:**
  - Interim CEO of School Specialty since August 2013
  - Acting CEO of ECC International Corp. from July 2002 until March 2003
  - CEO of WebBank, a wholly-owned subsidiary of Steel Holdings, from November 2004 to May 2005
  - CEO of WebFinancial Corporation, the predecessor entity of Steel Holdings, a global diversified holding company from June 2005 until April 2008

- **Significant Public Company Board Experience:** Served on 9 public company boards, including School Specialty, GenCorp, Inc., DGT Holdings Corp., formerly known as Del Global Technologies Corp., SL Industries Inc., Point Blank Solutions, Inc., BNS Holding, Inc., Angelica Corporation, EnPro Industries, Inc., and ECC

- **Restructuring Experience**
  - Since joining School Specialty in August 2013, Mr. Henderson has implemented an aggressive process improvement program with significant annualized cost savings and has consolidated the company's distribution centers, resulting in stabilized sales and increased cash flow
  - At ECC International Corp., within one year of becoming CEO, restructured the company and sold it at a 75% premium to its market price

Mr. Henderson's substantial experience advising, managing and serving as a director of various public companies will provide the Board with well-developed leadership skills

FRONTFOUR CAPITAL GROUP LLC

- **Relevant Industry Experience:** Currently serving as the President and Chief Executive Officer of TestAmerica Laboratories, Inc., the nation's largest laboratory network providing advanced testing services at over 90 locations in the U.S. and globally

- **Value Creation:** From January 2005 until its sale to Geo Group in August 2010, Mr. Hyman served as Chairman and CEO of Cornell Companies, Inc.
  - During his tenure at Geo Group, Mr. Hyman delivered 8% compound annual growth of revenues, 37% compound growth of operating income, turned the company from a loss to earning 12% return on capital, and increased the company's stock price by over 120%
  - At TestAmerica was responsible for expanding operating margins by over 250 basis points, reducing debt by over 35%, and selling a non-core subsidiary

- **International Experience:** Before 2005, Mr. Hyman held executive and operating positions with:
  - Starwood Hotels & Resorts Worldwide (responsible for implementing Six Sigma globally through U.S., South America, Europe, Asia-Pacific and Middle East)
  - GE Capital (VP & General Manager overseeing operating companies in the U.S., Europe and India)
  - McKinsey & Company
  - JP Morgan (London, England)

- **Public Company Board Experience:** Served on the board of directors of Grosvenor Americas and Mac-Gray Corporation

> **Mr. Hyman's experience will allow him to bring an "operator's perspective" to the Board and his extensive experience in Europe will allow him to assist the Board with the challenges facing the Company's international business**

Stephen Loukas

FRONTFOUR CAPITAL GROUP LLC

- **Significant Financial and Investment Experience:** Mr. Loukas is Partner and Portfolio Manager of FrontFour Capital Group LLC and FrontFour Capital Corp
  - Started career at Zolfo Cooper, a financial restructuring firm, where he assisted corporate clients in the development and implementation of operational and financial restructuring plans
  - Previously served in senior management positions at Credit Suisse Securities, Pirate Capital, LLC, an event-driven hedge fund, and Scotia Capital
  - Previous board experience at Xinergy Corp., a thermal and metallurgical coal producer

- **Extensive broad-based knowledge of the specialty chemical industry**
  - Overseeing FrontFour's extensive positions within the industry including successes at Ferro Corporation and Zoltek Companies, Inc.
  - FrontFour successfully outlined a cost savings plan of over $100 million for Ferro and secured shareholder support to gain board seats; Ferro's stock price has appreciated over 170% subsequent to FrontFour's public involvement
  - FrontFour as part of a larger investor group was able to amicably work with Zoltek's board of directors in reaching a decision to seek strategic alternatives which resulted in the sale of the Company to Toray Industries for a 90% premium to FrontFour's average cost basis

Vested Interest in Maximizing Value: As Partner and Portfolio Manager of FrontFour, Mr. Loukas is deemed to beneficially own the 762,935 shares beneficially owned by FrontFour; **his interests are aligned with all shareholders**

Mr. Loukas' significant financial and industry background will allow him to provide valuable advice and guidance to the Board

FRONTFOUR
CAPITAL GROUP LLC

- **Industry Experience:**
  - Previously served as Chief Executive Officer and a director of General Chemical Corporation, a manufacturer of performance chemicals
  - Also served as CEO of GCC's publicly-traded predecessor, GenTek Inc.

- **Significant M&A and Restructuring Experience:**
  - Created over $800 million of realized equity value while CEO of GCC/GenTek
  - Orchestrated sale in January 2014 at a price which delivered a 3.5x return on invested capital to the take-private shareholders
  - At GenTek and through a series of acquisitions, divestitures, an operating restructuring and improved strategies, Mr. Redmond sold GenTek Inc. in a take-private transaction in October 2009 at $38 per share

- **Extensive Executive and Board Experience:**
  - Mr. Redmond has served as an executive officer and/or director of eighteen (18) different public and private companies since 1996
  - Served on numerous boards including Visteon Corporation, GT Technologies, Inc., Amports, Inc., Rotech Healthcare Inc., Eddie Bauer Holdings, Inc., Arch Wireless Inc. and USA Mobility, Inc.

Mr. Redmond's wealth of board and senior management experience will make him a valued contributor to the Board

FrontFour's Plan For Value Creation



FrontFour's Nominees Will Seek To Address the Fundamental Issues At Sensient

FRONTFOUR CAPITAL GROUP LLC

	EXECUTION	CULTURE	GOVERNANCE
Current Situation	➢ Board has not driven improvement across Sensient's strong portfolio of assets ➢ Sensient's cost structure and margin profiles the worst in the peer group ➢ Poor productivity drives excessive costs ➢ Free cash flow has continued to decline significantly ➢ Return on capital metrics are poor	➢ Nepotism throughout the organization has created a lack of accountability and negative goodwill amongst employees ➢ An aged Board has accepted the continued overpromising and under delivering by management ➢ Lack of ownership interest by management and the Board creates misalignment of interests	➢ Board reactionary to address shareholder concerns ➢ Management has received excessive compensation despite missed performance targets ➢ Interlocking relationships amongst Board members ➢ A stale Board with members average tenure of 13 years and lack of cost focus
FrontFour Position	➢ Focused execution – cost structure and profitability in line with peers ➢ Take decisive actions on improving overhead cost structure and capital allocation practices ➢ Disciplined focus on returns on capital ➢ Preserve recent gains and further create shareholder value	➢ Introduce a culture that is accountable and performance-driven ➢ Work with management to set ambitious but realistic targets and hold management accountable to those targets ➢ Create an environment where employees are promoted based on merit	➢ Re-energize the Board with experienced executives who are independent, cost focused and value creators ➢ Push for state of the art corporate governance practices ➢ Fully explore opportunities for portfolio rationalization through asset dispositions and M&A ➢ Address remaining conflicts of interest

Aggressive Cost Actions and Discipline is Needed

FRONTFOUR CAPITAL GROUP LLC

Gross profit margins and SG&A costs must be improved through aggressive actions over the next 24 months:

- Cost structure improvement of at least $75 million; Sensient's cost structure should be at least ~300 basis points better than current margins
- Improve plant productivity and footprint through consolidation
- Streamline the Company's organizational structure and procurement strategies
- Optimize price and product portfolio across segments
- Elimination of excessive pension plans for the Company's executive officers and Board members
- Consolidate the Company's three corporate headquarters

Centralize and optimize R&D expenditures in a targeted manner playing to Sensient's geographic and product strengths:

- Needs to be more targeted on ROIC with a greater level of transparency to shareholders

Determine optimal capital allocation strategy to effectively manage balance sheet and reward shareholders:

- Explore all means to return capital to shareholders, including through a more robust buyback program while maintaining an investment grade credit rating
- Understand the optimal balance of leverage for the Company
- Focus on optimizing working capital

Our nominees have a relentless focus on cost improvement alongside significant value creation

Sensient's Culture Must Be Changed

FRONTFOUR CAPITAL GROUP LLC

Perform a thorough strategic evaluation of the Company's businesses:

- Full understanding of industry structure and competitive positioning on both the Colors and F&F segments
- Understand drivers behind underperformance over the Company's history and more specifically within F&F segment
- Understand capex requirements and R&D budget for growing core businesses and positioning business to compete effectively with larger players

Analyze internal and external growth opportunities versus the opportunity to maximize value through potential asset sales:

- Evaluate market to look for potential bolt-on acquisitions which provide a strategic or technological advantage to extend or build out additional capabilities
- Determine whether asset sales can garner attractive valuations and accelerate shareholder value creation

Instill a high performance culture:

- Clear communication of strategy and goals to all shareholders, setting ambitious goals, empowering the organization to deliver results, and most importantly rewarding success as measured by creation of shareholder value and holding the management team accountable
- Our nominees have experience driving cultural and structural change at other organizations with a high degree of success

Sensient needs to undertake a comprehensive operational restructuring geared towards significant cost reductions with an emphasis on execution and timeliness

Appendix



How Did We Select Our Comparative Peer Group?

FrontFour Capital Group LLC

- The Company's self-defined peer group as indicated in their proxy includes Aceto, Albemarle, Cabot, Cambrex, Church & Dwight, Elizabeth Arden, FMC, H.B. Fuller, IFF, McCormick, Minerals Technologies, Nu Skin, Penford, PolyOne, A. Schulman, Sigma-Aldrich, Stepan, Olin and Revlon

- We determined Givaudan, IFF and Symrise as the most relevant based on market share, market capitalization and competitive product offerings to Sensient

- Firmenich, although a direct peer, is privately owned with limited financial information available.

- Takasago is a much smaller Asian player with less than 10% market share. Therefore we didn't view it as applicable for comparative purposes.

- Chris Hansen is a direct peer on the natural colors, however this represents only ~20% of its business with its core focus being on higher margin and growth cultures & enzymes. Therefore we didn't view it as applicable for comparative purposes.



- THIS PRESENTATION IS FOR DISCUSSION AND GENERAL INFORMATIONAL PURPOSES ONLY. IT DOES NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY, OR THE PARTICULAR NEED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THIS PRESENTATION, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF FRONTFOUR CAPITAL GROUP LLC ("FRONTFOUR"), AND ARE BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO SENSIENT TECHNOLGIES CORPORATION (THE "ISSUER"). CERTAIN FINANCIAL INFORMATION AND DATA USED HEREIN HAVE BEEN DERIVED OR OBTAINED FROM PUBLIC FILINGS, INCLUDING FILINGS MADE BY THE ISSUER WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"), AND OTHER SOURCES.

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